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                                                                       EXHIBIT 9

        [LETTERHEAD FOR OCCIDENTAL PETROLEUM CORPORATION APPEARS HERE]


STEPHEN I. CHAZEN
EXECUTIVE VICE PRESIDENT
CORPORATE DEVELOPMENT

Direct Telephone (310) 443-6311
Direct Fax       (310) 443-6812


        December 27, 1996

        Mr. Michael J. Fourticq
        Hancock Park Associates
        1925 Century Park East, Suite 810
        Los Angeles, California 90067

        Dear Michael:

        This letter is intended to clarify the terms and conditions under which we would participate in the buyout of Leslie's.

        Occidental is prepared to invest up to $30 million in the proposed deal, as I understand it to be, under the conditions detailed in this letter. As you know, we have not performed any due diligence on the company. We will focus our efforts on assuring that the 1996 numbers are as stated, and that the 1997 forecast would at least be achieved under reasonably adverse conditions. We will also want to better understand your model. We, of course, have no idea what the terms of senior financing will be, and so we will reserve any commitments until that becomes clearer.

        An outline of the preferred stock term sheet is attached. We reserve the right to alter this term sheet and tighten the restrictions listed.

        Occidental would receive 15% of the fully diluted equity in Leslie's in the form of warrants convertible over a 10 year period at a strike price of $.01 per share. By fully diluted, I mean to include any other warrants or employee options issued as a result of this transaction. If we are required to invest less than $25 million, we will reduce the 15% in proportion to that reduction using $25 million as a base. (i.e. $20 million investment is 20/25 of 15% or 12% - fully diluted).

        The attached term sheet gives the company the option to pay dividends to us in cash, new preferred stock or to allow the dividends to accrue on the existing preferred, for a period of 5 years. For the next two years cash payments of dividends are required. In years 8, 9 and 10 the preferred will be retired.

Mr. Michael Fourticq
Hancock Park Associates
December 27, 1996
Page 2



I believe that this proposal represents very cost effective financing compared with any third party sources. If you have any questions, please call me.

Very truly yours,




/s/ STEPHEN I. CHAZEN


SIC:jk
Attachment

cc:  Marty Murrer
     Donaldson, Lufkin, Jenrette

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                EXCHANGEABLE CUMULATIVE SINKING FUND PREFERRED
                ----------------------------------------------


NUMBER OF SHARES - Up to 30,000

PAR VALUE PER SHARE - $1,000

PURCHASER - Occidental Petroleum Corporation

ISSUER - Leslie's Poolmart Inc.

DIVIDEND RATE - 50 BP greater than the implied coupon on the publicly or 144A sold company debentures. If the bonds are sold at par, it will be the interest rate plus 50 BP times $1,000. If the bonds are sold at a premium or discount to par, the dividend rate will be the bond equivalent YTM of the security plus 50 BP times $1,000.

DIVIDEND PAYMENTS - The dividends will be paid quarterly at the dividend rate divided by four.

CALL FEATURES - Callable in whole or part at any time at the option of the company at 101% of par plus accrued and unpaid dividends.

EXCHANGEABILITY - Exchangeable at the option of the company into subordinated debt having the same coupon and maturity characteristics as the preferred. If the company elects to exchange, its right to pay dividends (or interest) in kind is terminated. The subordinated debt will have standard subordinated debt covenants which will require the company to make interest payments.

UNPAID DIVIDENDS - Dividends which are due but are not paid by the company will accrue interest at the dividend rate plus 500 BP. Such dividends will be cumulative.

RIGHT TO PAY IN KIND - The company at its option may issue new preferred stock to the holders in lieu of making the first 20 payments.

MANDATORY REDEMPTION - The company will redeem 1/3 of the preferred stock each year beginning in the 8th year and ending in the 10th year.

RIGHTS OF PREFERRED SHAREHOLDERS - Preferred shareholders shall, voting as a class, elect 20% of the Board of Directors.

If the company over a continuous 4 quarter period fails the coverage test, the preferred shareholders will elect 40% of the Board of Directors.





                                                               DECEMBER 27, 1996

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If the company over a continuous 8 quarter period fails the coverage test, the preferred shareholders will elect a majority of the Board of Directors.

If the company fails to pay 4 consecutive dividends, the preferred shareholders will elect a majority of the Board of Directors.

If the mandatory redemption provisions are not met, the preferred shareholders will elect 100% of the Board of Directors.

In the event of insolvency, the entire board will be elected by the preferred shareholders.

The right to elect directors is not lost once obtained.

COVERAGE TEST - The cumulative EBITDA over 4 quarters or 8 quarters less all fixed charges (whether paid or accrued) must be greater than zero.

PROHIBITIONS WITHOUT THE CONSENT OF A MAJORITY PREFERRED SHAREHOLDERS

 . No issuance of debt or preferred stock (except in DE MINIMIS amounts) that was not anticipated in the original financing.

 .  No cash dividends on any common or preferred stock.

 .  No repurchase of any common or preferred stock.

 .  No consulting or other arrangements with related parties.

 .  Any employment contracts.

 .  Any change in executive benefits or pay.






                                                               DECEMBER 27, 1996